March 2, 2011

VIA EDGAR and FEDERAL EXPRESS
H. Christopher Owings, Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Movie Trailer Galaxy, Inc. (“Movie Trailer” or the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-169970

Dear Mr. Owings,

We are in receipt of your comment letter dated February 22, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary, page 1

Summary of Consolidated Financial Information, page 2

Statement of Operations, page 2

1.
Please revise the operating data for expenses to include the $12,251.00 incurred during the three month period ended November 30, 2010.  Total operating expenses since inception should agree to the amount reflected on the statement of operations on page F-15 for the period since inception through November 30, 2010.

ANSWER:
The Company has amended the operating expenses data in the Statement of Operations section found in the Registration Statement on Form S-1/A to reflect the $12,251.00 incurred during the three month period ended November 30, 2010.

Risk Factors, page 3

Risks Related To Our Capital Stock, page 4

2.
We note your response to comment four in our letter dated February 3, 2011 and the addition of the last risk factor in this section.  Please revise this risk factor to describe how this risk affects the securities being offered.  For example, disclose that the facts in this risk factor suggest that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Also disclose the names of the related companies that have registered initial public offerings, but have not implemented their business plans described in their effective registration statements.  Refer to Item 503(c) of Regulation S-K.

ANSWER:
The Company has amended this Risk Factor to reflect that some of the shareholders selling their shares in this offering have previously sold their shares in other initial public offerings, where those companies had not commenced operations, are in the same stage of their business plan since inception, and have not begun to realize revenues from their operations.

Previously, this risk factor stated that some of the shareholders selling their shares in this offering had previously sold their shares in other initial public offerings of companies that had not implemented their business plans as described in their effective registration statements. These companies include Ciglarette, Inc., Resume In Minutes, Inc., and Rapid Holdings, Inc. However, since these companies remain in the early stages of implementing their business plans and have been in the same stage of their business plan since inception, we believe the amended risk factor more accurately discloses the risk an investor should consider before investing in the company. Indeed, much like Movie Trailer, none of these companies has abandoned its intention to implement their business plans.

Item 11. Information about the Registrant, page 10

Description of Business, page 10

3.
We note your response to comment five in our letter dated February 3, 2011.  Please further revise your disclosure to describe the movie trailer industry in which you plan to compete and to describe the way(s) in which “implementing [your] marketing plan” will enable you to compete, including a description of the method(s) by which you will compete.  Refer to Item 101(h)(4)(iv) of Regulation S-K.  We also note your revisions to the Revenue section on page 12 which state that you have established Google and Amazon accounts and that “[e]very time a user enters [your] website, Google will display relevant ads to the user.”  Please revise your disclosure to state, as you do on page ten, that you plan to link your Google and Amazon accounts to your website “[b]eginning in June 2011,” but that you have not yet done so.

ANSWER:
The Company has revised its disclosure of the Description of Business section of the Company’s Registration Statement on Form S-1/A to include a discussion of the movie trailer industry, as well as the Company’s approach to implementing its business plan in order to compete in that industry.

The Company has also revised the Revenue section on page 12 of the Registration Statement on Form S-1/A to reflect that the Company plans to link the Google and Amazon accounts to its website in June 2011, but has not done so yet.

Financial Statements

Balance Sheet, page F-4

Statement of Stockholders’ Equity, page F-5

Statement of Cash Flows, page F-6

4.
We note you reflect on the statements of stockholders’ equity a contribution to capital of $100.00 during the period since inception through August 31, 2010 and also through November 30, 2010.  However, in Note 4 you state that your Chief Executive Officer contributed $500.00 in May 2010, which is also the amount you present as a cash inflow from financing activities.  Please revise your disclosures to reflect the correct amount contributed and reconcile your cash balance of $42,246 on the balance sheet at August 31, 2010 to the corresponding cash balance of $42,646 on your statement of cash flows for the same balance sheet date.  Please also correct the corresponding error for the amount of contributed capital disclosed in Notes 4 and 5 of your interim financial statements as of November 30, 2010.

ANSWER:
The Cash Flow Statement for the period from April 27, 2010 (Inception) through August 31, 2010 has been revised to correctly show a capital contribution of $100 instead of $500. This yields net cash from financing activities of $42,290 which gives rise to a cash balance of $42,646. This balance now agrees with the cash balance on the balance sheet at August 31, 2010.

Note 4 for the period ended August 31, 2010 has been revised to show a capital contribution of $100.

Notes 4 and 5 of our interim financial statements as of November 30, 2010 have been revised to show a capital contribution of $100 instead of $500.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/
GREGG E. JACLIN